Exhibit 19
Harry M. Parker
AMEC E&C Services, Inc.
780 Vista Blvd. Suite 100
Sparks, Nevada 89434
Telephone: 775-331-2375
Fax: 775-331-4153
Email:harry.parker@amec.com
CONSENT of Harry M.Parker

TO:	United States Securities and Exchange Commission

AND TO:	NovaGold Resources Inc.
I, Harry M. Parker, do hereby consent to the incorporation by reference in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the Technical Report of the Rock Creek Property, Nome, Alaska, USA dated September 10, 2006 (the “Technical Report”) relating to the Rock Creek project, included in the 2006 Annual Information Form for NovaGold Resources Inc. dated February 27, 2007 (the AIF).
I further consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871 and 333-136493) of the references to my name and the use of the Technical Report relating to the Rock Creek project in the AIF, which are incorporated by reference in the annual report on Form 40-F.
Dated at Sparks, Nevada this 08 day of March 2007.

/S/ Harry M. Parker Harry M. Parker

AMEC E&C Services, Inc.
780 Vista Boulevard, Suite 100
Sparks, Nevada 89434